PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Chartered Accountants
PricewaterhouseCoopers Place
250 Howe Street, Suite 700
Vancouver, British Columbia
Canada V6C 3S7
Telephone +1 604 806 7000
Facsimile +1 604 806 7806

CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the incorporation by reference in this Annual Report on Form 40-F/A of Eldorado Gold Corporation of our report dated March 25, 2008 relating to the consolidated financial statements for each of the years in the three year period ended December 31, 2007 and the effectiveness of internal control over financial reporting of Eldorado Gold Corporation as of December 31, 2007.

(signed) PricewaterhouseCoopers LLP

Chartered Accountants
Vancouver, BC, Canada
November 10, 2008

"PricewaterhouseCoopers" refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership, or, as the context requires, the PricewaterhouseCoopers global network or other member firms of the network, each of which is a separate and independent legal entity.